UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 11-K

_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-33443

_________________

Dynegy Inc. 401(k) Savings Plan

(Full title of the plan)

_________________

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

______________________________________________________________________________

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	18

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	19

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of

the Dynegy Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 20, 2008

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Investments at fair value:
Plan interest in Master Trust	$163,280,147	$153,098,091
Participant loans	1,885,653	1,299,078

Total investments at fair value	165,165,800	154,397,169

Receivables:
Employer contributions	142,579	47,001

Total receivables	142,579	47,001

TOTAL ASSETS	165,308,379	154,444,170

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	170,715

NET ASSETS AVAILABLE FOR BENEFITS	$165,308,379	$154,614,885

The accompanying notes are an integral part of these financial statements.

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$14,471,959
Employer	2,592,838

Total contributions	17,064,797

Investment income:
Plan interest in net income of Dynegy Inc. Master Trust	11,857,279
Interest on participant loans	103,490

Total investment income	11,960,769

Investment loss recovery from class action lawsuit	2,377,134

TOTAL ADDITIONS	31,402,700

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	20,647,957
Administrative expenses	61,249

TOTAL DEDUCTIONS	20,709,206

NET INCREASE	10,693,494

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	154,614,885

End of year	$165,308,379

The accompanying notes are an integral part of these financial statements.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Explanatory Note

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Plan. In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger. As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock. The Plan was amended on April 2, 2007 to reflect such changes.

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, which is the governing document, for a more complete description of the Plan’s provisions.

General

Effective May 1, 1989, Natural Gas Clearinghouse, the predecessor company to Dynegy (collectively, the “Company”), established this Plan which qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan and related trust are established and maintained for the exclusive benefit of participating employees of certain affiliates of Dynegy that participate in the Plan (the participating affiliates in the Plan are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

As of December 31, 2007, the following entities were participating in the Plan: Calcasieu Power, LLC, Dynegy Operating Company, Dynegy Energy Services Inc., Dynegy Marketing and Trade, Sithe Energies, Inc. and Sithe Energies Power Services, Inc.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their respective account each year.

Forfeitures

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $110,122 and $173,586, respectively. Forfeitures are applied to reduce Employer matching contributions and/or to pay Plan administrative expenses. In 2007, Employer matching contributions were

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

reduced by $145,796 and administrative expenses were reduced by $36,273 from forfeitures from nonvested accounts.

Investment of Funds

Each participant has the right upon enrollment to select the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such participant contributions made to the selected funds or transfer amounts among investment funds during the Plan year in accordance with the procedures established by the Plan Administrator. Employer matching and discretionary contributions are made to the Dynegy Stock Fund (the “Stock Fund”) which are allocated to participants as units in the Stock Fund. A participant may transfer such Employer contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her account, subject to the limitations contained in Dynegy’s insider trading policy.

Eligibility and Contributions

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) certain nonresident aliens, (c) leased employees, (d) employees who have waived participation in the Plan and (e) individuals who are deemed to be employees under certain Treasury regulations. Participation in the Plan commences immediately upon employment as an eligible employee after such employee follows the Plan’s enrollment procedure. A participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Notwithstanding the foregoing, participation in the Plan is voluntary for an eligible employee who is also entitled to accrue a benefit or service credit under the Dynegy Midstream Services Retirement Plan (formerly the Trident NGL, Inc. Retirement Plan) (the “Dynegy Midstream Plan”), and such an employee will not be eligible to receive an allocation of Employer discretionary contributions under the Plan.

Participants may make before-tax contributions including “catch-up” contributions (if age 50 or older before the close of the particular Plan year) by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may “roll-over” into the Plan amounts distributed from another eligible retirement plan.

The Employer contributes a match each pay period to the Plan equal to 100% of the participant’s before-tax contributions that are not in excess of 5% of the participant’s “Compensation” (as defined by the Plan) for such pay period. In addition, each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Stock Fund in the Master Trust (as defined below) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 3 and 8 for more information.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and who are not accruing benefits or service credit under the Dynegy Midstream Plan and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability and who, immediately prior to such termination, were not accruing benefits or service credit under the Dynegy Midstream Plan. The discretionary contribution is made to the Stock Fund and allocated to participants as units in the Stock Fund. No contributions were made under this arrangement during plan years 2007 and 2006.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Vesting

Generally, participants vest in Employer matching and discretionary contributions as follows:

Years of Service	Vesting Percentage
1	25%
2	50%
3	75%
4	100%

Participants also become 100% vested in such contributions upon (a) attaining normal retirement age (age 65) while employed by the Employer, (b) termination of employment with the Employer by reason of disability or death or (c) if the participant is affected by a termination or a partial termination of the Plan.

Employee before-tax, after-tax and rollover contributions are 100% vested and non-forfeitable at all times.

Distributions

Distributions as provided for in the Plan are made to plan participants or their beneficiaries upon the participant’s termination of employment, disability or death. Prior to May 1, 2002, participants could elect to receive their distributions in a lump sum, in periodic installment payments or in various annuity forms. From and after May 1, 2002, only lump sum distributions are available under the Plan. All distributions are made in cash, except that a participant may elect to have the portion of his or her account that is invested in the Stock Fund distributed in shares of Dynegy common stock.

Generally, a participant can defer the receipt of his or her distribution until April 1st of the calendar year following the later of the calendar year in which he or she reaches age 70-1/2 or the calendar year in which he or she terminates employment. However, an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000.

The Plan permits a variety of in-service withdrawals. Any participant may withdraw amounts credited to his or her after-tax account, rollover account and ERISA and Securities Class Action Settlement accounts, as applicable. See Note 9 for more information regarding these two Class Action Settlement accounts. A participant who has attained age 59-½ may withdraw amounts from his or her before-tax account, “catch-up” account, as applicable, and the vested interest in his or her Employer contribution account. A hardship withdrawal is also permitted under the Plan. In addition, certain special in-service withdrawal rights apply to certain amounts that have been transferred to the Plan from other retirement plans.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Termination of the Plan

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by Dynegy.

In the event the Plan is terminated, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Changes and Amendments

Effective January 1, 2006, the Plan was amended for the following:

•	To reflect the duties and responsibilities of an independent fiduciary, who has the sole and exclusive authority with respect to the Dynegy Stock Fund.
•	Effective January 1, 2006, the Plan was amended to permit the Plan to accept a direct transfer of a participant’s account balance from another qualified plan.
•

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Section Code 401(k)/(m) regulations and other Internal Revenue Service guidance, including the following: incorporate new definition of Severance from Employment and related requirements under new regulations; clarify timing of compensation for elective deferrals under Code Section 401(k) and Code Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate safe harbor method for calculating gap period income; add good faith compliance language for final Code Section 401(k)/(m) regulations; add burial expenses and

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

residential casualty losses as new hardship events; add special hurricane relief distribution and loan provisions; and incorporate new Plan termination requirements.

•

Effective January 1, 2007, the Plan was amended to reflect the deposit of the Securities Class Action Settlement proceeds into the Plan for the benefit of specified participants, and to add related administrative provisions.

•

Effective April 2, 2007, as of the completion of the merger between Dynegy Illinois and certain LS Power entities, the Plan was amended to provide that Dynegy became the Plan’s sponsor and that all shares of common stock in the Stock Fund became the common stock of Dynegy. In addition, certain employees of specified LS Power entities who became employed by an Employer, within a specified period of time, were credited with certain prior service. Further, amendments to the Plan were also made regarding certain administrative provisions regarding the Plan Administrator.

•

Effective April 2, 2007, certain employees of specified entities that provide services to the LS Power assets who became employed by an Employer, within a specified period of time, were credited with certain prior service.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“GAAP”).

Investments

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis. At December 31, 2007 and 2006, the Plan’s interest in the Master Trust was approximately 45%.

Participant loans included in the loan fund are valued at cost, which approximates fair value.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed Dynegy by a letter dated June 16, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended by subsequent amendments not covered by the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price		December 31

		2007	2006

Plan interest in Master Trust	*	$ 163,439,957	$ 153,098,091

* Includes both participant-directed and nonparticipant-directed investments. See Note 8.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,558,096 during 2007.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2007 the contract value of the interest in the common collective trust approximates fair value and therefore no adjustment has been recorded in the Statement of Net Assets Available for Benefits.

5.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan were held in the Master Trust, with other assets of qualified retirement plans sponsored by Dynegy, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under A Collective Bargaining Agreement, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The following information is presented for the Master Trust:

	December 31,

	2007	2006

ASSETS
Investments:
Cash and temporary cash investments	$358,733	$49,936
Investments, at fair value:
Registered investment companies	265,245,858	238,545,781
Common collective trust	43,019,776	43,183,161
Common stock	3,080,980	2,541,156
Preferred stock	—	9,535
Employer securities	53,891,874	56,715,936

Total investments	365,597,221	341,045,505

Receivables:
Employer contributions	331,258	100,759

Total receivables	331,258	100,759

TOTAL ASSETS	365,928,479	341,146,264

Due to broker for securities purchased	158,890	145,709

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	365,769,589	341,000,555

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	415,539

NET ASSETS AVAILABLE FOR BENEFITS	$365,769,589	$341,416,094

Investment income for the Master Trust is as follows:

Year ended December 31, 2007

Investment income:
Net appreciation in fair value of investments	$16,992,089
Dividends and interest	13,987,032

$30,979,121

The Master Trust invests a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 15 percent and 17 percent of the Master Trust’s net assets available for benefits as of December 31, 2007 and 2006, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,

	2007	2006

Net assets available for benefits per the financial statements	$165,308,379	$154,614,885

Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	—	(170,715)

Net assets available for benefits per Form 5500	$165,308,379	$154,444,170

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Plan interest in net income of Dynegy Inc. Master Trust	$11,857,279

Adjustment to reverse fair value adjustment for 2006 related to benefit-responsive
contracts	170,715

Net investment gain from Dynegy Inc. Master Trust	$12,027,994

7.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as parties-in-interest transactions. Additionally, the Plan maintains investments in Dynegy’s common stock and participant loans. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in Dynegy’s insider trading policy.

Information about the net assets available for benefits and the significant components of the

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,

	2007	2006

Net Assets:
Investments, at fair market value:
Employer securities	$30,807,103	$32,989,717

Employer contributions receivable	142,579	47,001

	$30,949,682	$33,036,718

Year ended December 31, 2007

Changes in Net Assets:
Employer contributions	$2,592,387
Employee contributions	912,965
Net depreciation in fair value of investments	187,555
Loss recovery from class action settlement income	646,232
Loan repayments	204,985
Benefit payments	(4,581,096)
Loan withdrawals	(227,782)
Administrative expenses	(1,828)
Transfers from participant directed investments, net	(1,820,454)

$(2,087,036)

9.	COMMITMENTS AND CONTINGENCIES

ERISA Class Action Settlement

In 2002, a class action complaint was filed in federal district court on behalf of participants holding common stock of Dynegy in the Plan during the period from April 1999 to January 2003. In general, the complaint alleged violations of ERISA in connection with the Plan, including claims that Dynegy’s Board and certain of its former officers, past members of its Benefit Plans Committee, former employees who served on a predecessor committee to its Benefit Plans Committee, and Vanguard Fiduciary Trust Company and CG Trust Company (trustees of the trust that held Plan assets for portions of the putative class period) breached their fiduciary duties to the Plan’s participants and beneficiaries in connection with the Plan’s investment in common stock of Dynegy – in particular with respect to Dynegy’s financial statements, Project Alpha, round-trip trades and the gas price index investigation. The lawsuit sought unspecified damages for the losses to the Plan, as well as attorney’s fees and other costs. In July 2003, Dynegy filed a motion to dismiss the action. The judge entered an order on Dynegy’s motion in March 2004, dismissing several of the plaintiffs’

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

claims and all of the defendants except Dynegy and the members of the Benefit Plans Committee from January 2002 to January 2003, the substantially-reduced class period established by the order. An answer was filed to the plaintiff’s suit denying the remaining claims in April 2004. In May 2004, the judge ordered the parties to engage in mediation. The parties mediated for two months, and ultimately reached a settlement under which the defendants agreed to pay $30.75 million to the plaintiffs for a full and final release of all claims. In December 2004, the Court granted final approval of the agreement and the settlement was fully funded by insurance proceeds. The settlement funds were allocated to the Plan accounts of the class members on April 1, 2005.

Securities Class Action Settlement

Members of the “Settlement Class” in the lawsuit identified as In re Dynegy Inc. Securities Litigation, Master File No. H-02-1571, have a Securities Class Action Settlement Account in the Plan for receipt of settlement proceeds that was established in January 2007. In general, with certain exceptions, the Settlement Class consists of participants in the Plan at any time from June 21, 2001 through July 22, 2002, who held Dynegy Illinois common stock in their Plan Account during that period and who were not defendants in the litigation.

10.	SUBSEQUENT EVENTS

Internal Revenue Service VCP Submission

Due to an administrative error by the Plan’s third-party recordkeeper, a terminated participant was allowed to receive a Plan loan in contradiction of Plan provisions. As a result, on January 10, 2008, Dynegy filed a Voluntary Correction Program submission with the Internal Revenue Service requesting formal approval of Dynegy’s correction procedure.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Internal Revenue Service Plan Audit

In March 2008, the Internal Revenue Service notified Dynegy of its intent to audit the Plan, and is currently in the process of auditing the Plan.

Merger of Plans

Effective as of April 1, 2008, the Extant, Inc. 401(k) Plan merged into Dynegy Inc. 401(k) Savings Plan.

Participation in the Dynegy Inc. 401(k) Savings Plan

An individual who is hired by Dynegy Northeast Generation, Inc. on or after April 3, 2008 can no longer participate in Dynegy Northeast Generation, Inc. Savings Incentive Plan but is eligible to participate in Dynegy Inc. 401(k) Saving Plan.

SUPPLEMENTAL SCHEDULE

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 001

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2007

[a]	[b]	[c]	[d]	[e]

Party-in-interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	Various maturities and interest rates ranging form 5% - 10.5%	**	1,885,653

				$ 1,885,653

*	A party-in-interest to the Plan

** Cost not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Inc. 401(k) Savings Plan

Date: June 20, 2008	By: /s/ JULIUS COX

Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee